Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
“Sibanye-Stillwater” or “the Group” or “the Company”)
Website: www.sibanyestillwater.com
Dealings in securities by Executive Directors and Prescribed Officers
Exhibit 99.1
Johannesburg, 15 June 2021: Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) in
compliance with paragraphs 3.63 to 3.74 of the JSE Limited Listings Requirements ("the
Listings Requirements") hereby advises shareholders that Executive Directors and
Prescribed Officers (“PO”) of the Company have sold Performance Shares which were granted on 1 March 2018 (“the Grant Date”) in terms of The Sibanye Stillwater Limited
2017 Share Plan.
Name
NJ Froneman
Position Chief Executive Officer
Company Sibanye Stillwater Limited
Nature of interest Direct and Beneficial
Nature of transaction On market sale of performance shares to cover associated tax liability
Transaction Date 9 June 2021
Number of Shares 121 095
Class of Security Ordinary shares
Market Price per share:
Low –
High –
Sell price -
R64.00
R65.05
R64.3899
Total Value R7 797 294,94
Transaction Date 10 June 2021
Number of Shares 156 370
Class of Security Ordinary shares
Market Price per share:
Low –
High –
Sell price -
R63.80
R65.13
R64.5557
Total Value R10 094 574,81
Transaction Date 11 June 2021
Number of Shares 82 006
Class of Security Ordinary shares
Market Price per share:
Low –
High –
Sell price -
R63.50
R65.63
R64.4294
Total Value R
5 283 597,38
Transaction Date 11 June 2021
Number of Shares 130 287
Class of Security ADR
Market Price per share:
Low –
High –
Sell price -
US$18.21
US$18.95
US$18.3534
Total Value US$2 391 209,45
Transaction Date 14 June 2021
Number of Shares 67 879

Class of Security Ordinary shares
Market Price per share:
Low –
High –
Sell price -
R62.50
R63.28
R62.9806
Total Value R
4 275 060,15
Transaction Date 14 June 2021
Number of Shares 1 612
Class of Security ADR
Market Price per share:
Low –
High –
Sell price -
US$18.05
US$18.43
US$18.3472
Total Value US$
29 575,69
Vesting Period The Performance Shares vest on the third
anniversary of the Grant Date
Name
C Keyter
Position Chief Financial Officer
Company Sibanye Stillwater Limited
Nature of interest Direct and Beneficial
Nature of transaction On market sale of performance shares to cover associated tax liability
Transaction Date 9 June 2021
Number of Shares 63 772
Class of Security Ordinary shares
Market Price per share:
Low –
High –
Sell price -
R64.00
R65.05
R64.3899
Total Value R4 106 272,70
Transaction Date 10 June 2021
Number of Shares 116 915
Class of Security Ordinary shares
Market Price per share:
Low –
High –
Sell price -
R63.80
R65.13
R64.5557
Total Value R7 547 529,67
Transaction Date 11 June 2021
Number of Shares 61 114
Class of Security Ordinary shares
Market Price per share:
Low –
High –
Sell price -
R63.50
R65.63
R64.4294
Total Value R
3 937 538,35
Transaction Date 14 June 2021
Number of Shares 50 752
Class of Security Ordinary shares
Market Price per share:
Low –
High –
Sell price -
R62.50
R63.28
R62.9806
Total Value R3 196 391,41

Vesting Period The Performance Shares vest on the third
anniversary of the Grant Date

Name
RA Stewart
Position Chief Operations Officer (PO)
Company Sibanye Stillwater Limited
Nature of interest Direct and Beneficial
Nature of transaction On market sale of performance shares to cover associated tax liability
Transaction Date 9 June 2021
Number of shares 34 181
Class of Security Ordinary shares
Market Price per share:
Low –
High –
Sell price -
R64.00
R65.05
R64.3899
Total Value R2 200 911,17
Nature of transaction On market sale of performance shares
Transaction Date 9 June 2021
Number of shares 2 940
Class of Security Ordinary shares
Market Price per share:
Low –
High –
Sell price -
R64.00
R65.05
R64.3899
Total Value R189 306,31
Nature of transaction On market sale of performance shares to cover associated tax liability
Transaction Date 10 June 2021
Number of Shares 62 665
Class of Security Ordinary
Market Price per share:
Low –
High –
Sell price -
R63.80
R65.13
R64.5557
Total Value R
4 045 382,94
Nature of transaction On market sale of performance shares
Transaction Date 10 June 2021
Number of shares 5 391
Class of Security Ordinary shares
Market Price per share:
Low –
High –
Sell price -
R63.80
R65.13
R64.5557
Total Value R
348 019,78
Nature of transaction On market sale of performance shares to cover associated tax liability
Transaction Date 11 June 2021
Number of Shares 32 757
Class of Security Ordinary shares
Market Price per share:
Low –
High –
Sell price -
R63.50
R65.63
R64.4294
Total Value R
2 110 513,86

Nature of transaction On market sale of performance shares
Transaction Date 11 June 2021
Number of shares 2 818
Class of Security Ordinary shares
Market Price per share:
Low –
High –
Sell price -
R63.50
R65.63
R64.4294
Total Value R
181 562,05
Nature of transaction On market sale of performance shares to cover associated tax liability
Transaction Date 14 June 2021
Number of Shares 27 202
Class of Security Ordinary shares
Market Price per share:
Low –
High –
Sell price -
R62.50
R63.28
R62.9806
Total Value R
1 713 198,28
Nature of transaction On market sale of performance shares
Transaction Date 14 June 2021
Number of shares 2 340
Class of Security Ordinary shares
Market Price per share:
Low –
High –
Sell price -
R62.50
R63.28
R62.9806
Total Value R
147 374,60
Vesting Period The Performance Shares vest on the third
anniversary of the Grant Date
Name
JD Mostert
Position Chief Organisational Growth Officer (PO)
Company Sibanye Stillwater Limited
Nature of interest Direct and Beneficial
Nature of transaction On market sale of performance shares
Transaction Date 9 June 2021
Number of shares 64 050
Class of Security Ordinary shares
Market Price per share:
Low –
High –
Sell price -
R64.00
R65.05
R64.3899
Total Value R4 124 173,09
Nature of transaction On market sale of performance shares to cover associated tax liability
Transaction Date 9 June 2021
Number of shares 1 191
Class of Security Ordinary shares
Market Price per share:
Low –
High –
Sell price -
R64.00
R65.05
R64.3899
Total Value R76 688,37

Nature of transaction On market sale of performance shares
Transaction Date 10 June 2021
Number of Shares 117 426
Class of Security Ordinary shares
Market Price per share:
Low –
High –
Sell price -
R63.80
R65.13
R64.5557
Total Value R7 580 517,63
Nature of transaction On market sale of performance shares to cover associated tax liability
Transaction Date 10 June 2021
Number of Shares 2 184
Class of Security Ordinary
Market Price per share:
Low –
High –
Sell price -

R63.80
R65.13
R64.5557
Total Value R140 989,65
Transaction Date 11 June 2021
Number of Shares 61 382
Class of Security Ordinary shares
Market Price per share:
Low –
High –
Sell price -
R63.50
R65.63
R64.4294
Total Value R
3 954 805,43
Nature of transaction On market sale of performance shares to cover associated tax liability
Transaction Date 11 June 2021
Number of Shares 1 142
Class of Security Ordinary shares
Market Price per share:
Low –
High –
Sell price -
R63.50
R65.63
R64.4294
Total Value R73 578,37
Nature of transaction On market sale of performance shares
Transaction Date 14 June 2021
Number of Shares 50 973
Class of Security Ordinary shares
Market Price per share:
Low –
High –
Sell price -
R62.50
R63.28
R62.9806
Total Value R
3 210 310,12
Nature of transaction On market sale of performance shares to cover associated tax liability
Transaction Date 14 June 2021
Number of shares 948
Class of Security Ordinary shares
Market Price per share:
Low –
High –
Sell price -
R62.50
R63.28
R62.9806
Total Value R
59 705,61

Vesting Period The Performance Shares vest on the third
anniversary of the Grant Date

Name
R van Niekerk
Position Chief Technical Officer (PO)
Company Sibanye Stillwater Limited
Nature of interest Direct and Beneficial
Nature of transaction On market sale of shares awarded on 1 September
2017 and 1 March 2018 to cover associated tax
liability
Transaction Date 9 June 2021
Number of Shares 51 120
Class of Security Ordinary shares
Market Price per share:
Low –
High –
Sell price -
R64.00
R65.05
R
64.3899
Total Value R3 291 611,69
Transaction Date 10 June 2021
Number of Shares 93 719
Class of Security Ordinary shares
Market Price per share:
Low –
High –
Sell price -
R63.80
R65.13
R64.5557
Total Value R6 050 095,65
Transaction Date 11 June 2021
Number of Shares 48 989
Class of Security Ordinary shares
Market Price per share:
Low –
High –
Sell price -
R63.50
R65.63
R64.4294
Total Value R3 156 331,88
Nature of transaction On market sale of performance shares to cover associated tax liability
Transaction Date 14 June 2021
Number of Shares 40 681
Class of Security Ordinary shares
Market Price per share:
Low –
High –
Sell price -
R62.50
R63.28
R62.9806
Total Value R
2 562 113,79
Vesting Period The Performance Shares vest on the third
anniversary of the Grant Date
Shareholders are referred to the SENS announcement issued on 4 March 2020, wherein it was advised that Mr Robert Van Niekerk entered into a collar arrangement with a financial institution (“the transaction”). The transaction has expired, the details of which are outlined below:

Nature of interest
Direct and Beneficial
Nature of transaction Exercise of call option by financial institution in respect of a collar hedge over Sibanye
Stillwater Ltd ordinary shares upon expiry
Transaction date 2 June 2021

Expiry date 1 March 2021
The expiry of the transaction had to be duly
extended due to Robert van Niekerk being subject
to a prohibited period by the Company
Number of options 257 732
Class of Security Ordinary shares
Strike price R39.00
Value of call option
R10 051 548.00
Name
TG Nkosi
Position Chief Social Performance Officer (PO)
Nature of interest Direct and Beneficial
Nature of transaction On market sale of performance shares
Transaction Date 9 June 2021
Number of shares 51 510
Class of Security Ordinary shares
Market Price per share:
Low –
High –
Sell price -
R64.00
R65.05
R64.3899
Total Value R3 316 723,75
Transaction Date 10 June 2021
Number of Shares 94 436
Class of Security Ordinary shares
Market Price per share:
Low –
High –
Sell price -
R63.80
R65.13
R64.5557
Total Value R6 096 382,09
Transaction Date 11 June 2021
Number of Shares 49 364
Class of Security Ordinary shares
Market Price per share:
Low –
High –
Sell price -
R63.50
R65.63
R64.4294
Total Value R3 180 492,90
Nature of transaction On market sale of performance shares to cover associated tax liability
Transaction Date 14 June 2021
Number of Shares 40 994
Class of Security Ordinary shares
Market Price per share:
Low –
High –
Sell price -
R62.50
R63.28
R62.9806
Total Value R
2 581 826,72
Vesting Period The Performance Shares vest on the third
anniversary of the Grant Date
In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal in the above securities has been obtained.
Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Tel: +27 (0) 83 453 4014
Sponsor: J.P. Morgan Equities South
Africa Proprietary Limited